Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2025

Tel-Aviv, Israel, Mar. 31, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today reported its unaudited consolidated financial results for the fourth quarter and year ended December 31, 2025.

Financial Highlights

●	Total assets as of December 31, 2025 amounted to approximately €845.6 million, compared to total assets as of December 31, 2024 of approximately €677.3 million.

●	Revenues[1] for the three months ended December 31, 2025 were approximately €10 million, compared to revenues of approximately €8.7 million for the three months ended December 31, 2024. Revenues for the year ended December 31, 2025 were approximately €42.8 million, compared to revenues of approximately €40.5 million for the year ended December 31, 2024.

●	Loss for the three months ended December 31, 2025 was approximately €14.5 million, compared to loss of approximately €11.5 million for the three months ended December 31, 2024. Loss for the year ended December 31, 2025 was approximately €6 million, compared to loss of approximately €9 million for the year ended December 31, 2024.

●	EBITDA for the three months ended December 31, 2025 was approximately €5.2 million, compared to EBITDA of approximately €7.6 million for the three months ended December 31, 2024. EBITDA for the year ended December 31, 2025 was approximately €33.4 million, compared to EBITDA of approximately €25.1 million for the year ended December 31, 2024. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA. The EBITDA for the year ended December 31, 2025 includes the impact of a gain on bargain purchase in the amount of approximately €14.5 million recognized by an equity accounted investee in connection with the acquisition of additional shares of Dorad Energy Ltd.

Financial Overview for the Year Ended December 31, 2025

●	Revenues[1] were approximately €42.8 million for the year ended December 31, 2025, compared to approximately €40.5 million for the year ended December 31, 2024. The increase in revenues mainly results from revenues generated from the Company’s 19.8 MW and 18.1 MW Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, respectively, and from the Company’s facilities in the USA that were connected to the grid during the second quarter of 2025. Such increase was partly offset by lower revenues from the Company’s Dutch biogas facilities, one of which experienced a production issue related to the biological process in January and April 2025 and another facility whose output was adversely affected during the summer months due to unusual high temperatures. The decrease in electricity prices in Spain also had a negative impact on the revenues and the Company is currently advancing the development of battery storage capacity which is expected to reduce future impact of lower electricity prices.

●	Operating expenses were approximately €19.4 million for the year ended December 31, 2025, compared to approximately €19.8 million for the year ended December 31, 2024. The decrease in operating expenses mainly results from lower costs in connection with the acquisition of feedstock and increased gate fee received by the Company’s Dutch biogas plants, partially offset by the achievement of preliminary acceptance certificate (PAC) of the Company’s 19.8 MW Italian solar facilities during the fourth quarter of 2024, upon which the Company commenced recording operating expenses of the solar facilities. Depreciation and amortization expenses were approximately €16.5 million for the year ended December 31, 2025, compared to approximately €15.9 million for the year ended December 31, 2024.

[1]	The revenues presented in the Company’s financial results included in this press release are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

●	Project development costs were approximately €4.2 million for the year ended December 31, 2025, compared to approximately €4.1 million for the year ended December 31, 2024.

●	General and administrative expenses were approximately €6.4 million for the year ended December 31, 2025, compared to approximately €6.1 million for the year ended December 31, 2024.

●	Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €16.9 million for the year ended December 31, 2025, compared to approximately €11.1 million for the year ended December 31, 2024. The increase in share of profits of equity accounted investee was mainly due to the recording of a gain on bargain purchase by Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”), an equity accounted investee of the Company, in the amount of NIS 112.8 million (approximately €29.1 million based on the average EUR/NIS exchange rate for the year 2025) in connection with the acquisition on July 22, 2025 of 15% of the outstanding share capital of Dorad Energy Ltd. (“Dorad”) by Ellomay Luzon Energy reflecting the excess of the net amount recognized at the acquisition date for the identifiable assets over the cost of the acquired Dorad shares.

●	Other income, net was approximately €3.6 million for the year ended December 31, 2025, compared to approximately €3.4 million for the year ended December 31, 2024. The other income recognized for the year ended December 31, 2025 is based on agreed compensation expected to be received from the EPC contractor of two of the Company’s USA solar facilities for loss of income due to delays in construction and from the recognition of a proportional share of deferred income related to tax credits in connection with two of the Company’s USA solar facilities. The other income recognized for the year ended December 31, 2024 is based on compensation received from insurance in connection with the fire near the Talasol and Ellomay Solar facilities in Spain in July 2024, net of impairment expenses related to the damaged fixed assets.

●	Financing expense, net was approximately €27.4 million for the year ended December 31, 2025, compared to financing expense, net of approximately €19.7 million for the year ended December 31, 2024. The increase in financing expenses, net, was mainly attributable to an increase in financing expense of approximately €5.1 million in connection with derivatives and warrants and higher interest expenses amounting to approximately €1.7 million in connection with our Series G debentures issued during February and December 2025.

●	Tax benefit was approximately €4.4 million for the year ended December 31, 2025, compared to a tax benefit of approximately €1.4 million for the year ended December 31, 2024. The change is primarily attributable to deferred taxes recognized in connection with facilities that reached Ready-to-Build (“RTB”) status and the tax impact of the investment transaction with Clal Insurance Company Ltd. (“Clal”) in the Company’s 198 MW Italian solar portfolio, which is expected to be fully offset through the utilization of current losses.

●	Loss for the year ended December 31, 2025 was approximately €6 million, compared to a loss of approximately €9 million for year ended December 31, 2024.

●	Total other comprehensive income was approximately €2.3 million for the year ended December 31, 2025, compared to total other comprehensive income of approximately €13.1 million for the year ended December 31, 2024. The change in total other comprehensive income is primarily as the result of foreign currency translation adjustments due to the change in the NIS/euro exchange rate and changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant (the “Talasol PPA”). The Talasol PPA experienced high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The impact of the change in the fair value of the Talasol PPA was partially offset by liability recorded in connection with the PPA contracts of three of the Company’s solar facilities in Italy. The changes in the PPA balances do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive loss was approximately €3.7 million for the year ended December 31, 2025, compared to total comprehensive income of approximately €4.1 million for the year ended December 31, 2024.

●	Net cash provided by operating activities was approximately €1.8 million for the year ended December 31, 2025, compared to approximately €8 million for the year ended December 31, 2024. The decrease in net cash provided by operating activities for the year ended December 31, 2025, is mainly due to higher interest expenses related to the Company’s debentures.

●	Since February 28, 2026, Israel and the United States have been engaged in a large-scale military campaign against Iran and on March 2, 2026, Hezbollah formally joined the war against Israel. Due to the ongoing hostilities in the area of the Company’s Manara 156 MW pumped storage project works on the upper and lower reservoir have stopped, however tunneling works continue according to schedule. The Company’s management is in contact with the Israeli Electricity Authority for purposes of agreeing on a compensation framework in respect of delays and war-related damages to the project. As of the date of this report, there is no certainty regarding the timing of approval of the compensation framework or the type of framework that will be approved.

CEO Review for 2025

In 2025, the Company’s revenues amounted to approximately €43 million, an increase of approximately 6% in revenues compared to the corresponding period last year. Loss for 2025 was approximately €6 million, compared to loss of approximately €9 million for 2024. The EBITDA for 2025 was approximately €33 million, compared to approximately €25 million in the corresponding period last year.

During 2025, there was a significant advancement in the construction and connection to the grid of new projects, which are expected to contribute a significant increase in the Company’s revenues during 2026.

In Italy – 38 MW solar (51% owned in partnership with Clal) are fully operating. The construction work on additional 160 MW solar (51% owned in partnership with Clal) has begun and construction is progressing as planned and is expected to be finished by the end of 2026. The remainder of the portfolio developed by the Company (100% owned) is approximately 264 MW solar, of which 210 MW have reached RTB status as of the date hereof and the rest are expected to receive permits in the near future. These 264 MW are scheduled to begin construction in the last quarter of 2026. Out of 210 MW that are RTB, approximately 100 MW (2 projects) won the FER X tender that guarantees a 20-year electricity sale contract at high prices. The Company signed a power purchase agreement (“PPA”) with a leading European entity for the operating projects with an aggregate capacity of 38 MW and the Company intends to continue to execute PPAs for the remainder of the portfolio. The Company is examining the establishment of battery-based electricity storage facilities in northern Italy. As part of this review, a non-binding offer has been signed for the acquisition of a license for a 50 MW / peak per hour facility with 4 hours of storage, and the possibility of acquiring an additional license for a 100 MW / peak per hour facility with 4 hours of storage is also being considered.

In the USA – the construction of the first 4 projects (49 MW) has been completed, three of them were connected to the grid at the end of the first half of 2025 and the fourth project is currently being connected. The Company has begun construction of the Hillsboro project (14 MW solar), whose expected to complete construction and connection to the grid in September 2026. The Company is planning the construction of two additional projects of 14 MW each that will fall within the current tax benefit framework. There is a possibility of including two additional projects in the same area in the portfolio. The regulatory changes and the uncertainty regarding tariff rates do not allow the Company to provide a forecast beyond what has been said, but the assumption is that the Company will find a way to continue developing and increasing the portfolio in the near future.

In the Netherlands – the license to increase production at the GGOT facility was received. Licenses to increase production at the two additional facilities are in advanced stages. The new regulation for the obligation to blend green gas with fossil gas will commence according to the law in January 2027 (a delay of one year), but the targets for the first year have increased. Agreements have been signed for the sale of green certificates issued under the new regulation at a price of approximately €1 per certificate. The blending obligation is expected to significantly increase the profitability of operations in the Netherlands at current production capacity. Following receipt of the licenses to increase production capacities the Company plans to increase the production capacity from 16 million cubic meters of gas per year to around 24 million cubic meters of gas per year in the existing facilities. This increase is expected to lead to material increases in revenues and profits.

In Israel – at the end of December 2025, tunneling works resumed at the Manara pumped storage project. The works are progressing well at present. However, no progress can be made on the upper and lower reservoir sites due to the ongoing war-related events in northern Israel. The Company is in negotiations with the Israeli Electricity Authority for compensation for delays and war damage to the Manara project.

Dorad finished fiscal 2025 with a net profit of approximately NIS 148 million. Dorad continues advancing the expansion of the facility (the Dorad 2 project) from a statutory perspective and in preparation for financial closing. In March 2026, an agreement for the sale of the Company’s indirect holdings in Dorad based on a Dorad valuation of NIS 4.4 billion was executed, a transaction which is expected to result in a substantial profit to the Company.

In Spain – the Company is operating the existing solar portfolio (335 MWh). The development activity in Spain focuses on energy storage in batteries, whereby the process for obtaining license for Ellomay Solar (28 MWp for two hours of battery storage) is in advanced stages and is expected to be received in the coming months. In addition, the Company is advancing a battery storage project for Talasol (210 MWp with 2 hours of storage). The high volatility in electricity prices in Spain stems from an excess of renewable energy during the transition seasons and causes damage to the stability of the grid. The solution to this problem is a significant increase in storage capacity, which is currently at very low levels in Spain.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 16 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the possibility that the transaction to sell the indirect holdings in Dorad will not be consummated, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, the impact of the continued military conflict between Russia and Ukraine, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position

	December 31,
	2025	2024	2025
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	87,614	41,134	102,871
Restricted cash	656	656	770
Intangible asset from green certificates	29	178	34
Trade and revenue receivables	7,236	5,393	8,496
Other receivables	14,918	15,341	17,516
Derivatives asset short-term	3,743	146	4,395
	114,196	62,848	134,082
Non-current assets
Investment in equity accounted investee	59,542	41,324	69,911
Advances on account of investments	-	547	-
Fixed assets	566,876	482,747	665,591
Right-of-use asset	44,386	34,315	52,115
Restricted cash and deposits	16,071	17,052	18,870
Deferred tax	13,277	9,039	15,589
Long term receivables	18,792	13,411	22,064
Derivatives	12,433	15,974	14,598
	731,377	614,409	858,738
Total assets	845,573	677,257	992,820

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	16,355	21,316	19,203
Current maturities of other long-term loans	3,666	5,866	4,304
Current maturities of debentures	38,158	35,706	44,803
Trade payables	6,718	8,856	7,888
Other payables	18,654	10,896	21,902
Current maturities of derivatives	675	1,875	793
Current maturities of lease liabilities	844	714	991
Warrants	5,929	1,446	6,961
	90,999	86,675	106,845
Non-current liabilities
Long-term lease liabilities	36,186	25,324	42,488
Long-term bank loans	273,268	245,866	320,854
Other long-term loans	58,457	30,448	68,637
Debentures	211,019	155,823	247,765
Deferred tax	2,664	2,609	3,128
Other long-term liabilities	6,179	939	7,255
Derivatives	1,300	288	1,526
	589,073	461,297	691,653
Total liabilities	680,072	547,972	798,498

Equity
Share capital	28,002	25,613	32,878
Share premium	96,585	86,271	113,404
Treasury shares	(1,736)	(1,736)	(2,038)
Transaction reserve with non-controlling Interests	14,757	5,697	17,327
Reserves	16,674	14,338	19,579
Accumulated deficit	(13,333)	(11,561)	(15,655)
Total equity attributed to shareholders of the Company	140,949	118,622	165,495
Non-Controlling Interest	24,552	10,663	28,827
Total equity	165,501	129,285	194,322
Total liabilities and equity	845,573	677,257	992,820

*	Convenience translation into US$ (exchange rate as at December 31, 2025: euro 1 = US$ 1.174)

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2025	2024	2025	2024	2025	2025
	Unaudited		Unaudited	Audited	Unaudited
	€in thousands (except per share data)				Convenience Translation into US$*
Revenues	9,962	8,678	42,827	40,467	11,697	50,285
Operating expenses	(5,047)	(5,298)	(19,408)	(19,803)	(5,926)	(22,788)
Depreciation and amortization expenses	(3,631)	(3,545)	(16,481)	(15,887)	(4,263)	(19,351)
Gross profit (loss)	1,284	(165)	6,938	4,777	1,508	8,146

Project development costs	(778)	(790)	(4,159)	(4,101)	(913)	(4,883)
General and administrative expenses	(1,203)	(1,384)	(6,368)	(6,063)	(1,412)	(7,477)
Share of profit (loss) of equity accounted investee	(81)	5,767	16,930	11,062	(95)	19,878
Other income, net	2,321	524	3,599	3,409	2,725	4,226
Operating profit	1,543	3,952	16,940	9,084	1,813	19,890

Financing income (expenses)	547	710	2,876	2,495	642	3,377
Financing income (expenses) in connection with derivatives and warrants, net	(3,318)	(664)	(3,917)	1,140	(3,896)	(4,599)
Financing expenses in connection with projects finance	(1,599)	(1,544)	(6,612)	(6,190)	(1,877)	(7,763)
Financing expenses in connection with debentures	(3,344)	(1,762)	(8,316)	(6,641)	(3,926)	(9,764)
Interest expenses on minority shareholder loan	(692)	(528)	(2,047)	(2,144)	(813)	(2,403)
Other financing expenses	(10,259)	(13,099)	(9,342)	(8,311)	(12,044)	(10,969)
Financing expenses, net	(18,665)	(16,887)	(27,358)	(19,651)	(21,914)	(32,121)

Loss before taxes on income	(17,122)	(12,935)	(10,418)	(10,567)	(20,101)	(12,231)
Tax benefit	2,608	1,352	4,398	1,424	3,062	5,164
Loss for the period from continuing operations	(14,514)	(11,583)	(6,020)	(9,143)	(17,039)	(7,067)
Profit from discontinued operation (net of tax)	-	58	-	137	-	-
Loss for the period	(14,514)	(11,525)	(6,020)	(9,006)	(17,039)	(7,067)
Loss attributable to:
Owners of the Company	(12,211)	(10,429)	(1,772)	(6,524)	(14,337)	(2,081)
Non-controlling interests	(2,303)	(1,096)	(4,248)	(2,482)	(2,702)	(4,986)
Loss for the period	(14,514)	(11,525)	(6,020)	(9,006)	(17,039)	(7,067)
Other comprehensive income
Items that after initial recognition in comprehensive income were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	8,654	13,159	2,517	8,007	10,162	2,955
Foreign currency translation differences for foreign operations that were recognized in profit or loss	-	-	-	255	-	-
Effective portion of change in fair value of cash flow hedges	2,160	(3,781)	2,546	5,631	2,536	2,989
Net change in fair value of cash flow hedges transferred to profit or loss	87	1,108	(2,734)	(813)	102	(3,211)
Total other comprehensive income	10,901	10,486	2,329	13,080	12,800	2,733

Total other comprehensive income (loss) attributable to:
Owners of the Company	9,910	11,354	2,336	10,039	11,636	2,742
Non-controlling interests	991	(868)	(7)	3,041	1,164	(9)
Total other comprehensive income for the period	10,901	10,486	2,329	13,080	12,800	2,733
Total comprehensive income (loss) for the period	(3,613)	(1,039)	(3,691)	4,074	(4,239)	(4,334)

Total comprehensive income (loss) attributable to:
Owners of the Company	(2,301)	925	564	3,515	(2,702)	661
Non-controlling interests	(1,312)	(1,964)	(4,255)	559	(1,537)	(4,995)
Total comprehensive income (loss) for the period	(3,613)	(1,039)	(3,691)	4,074	(4,239)	(4,334)

*	Convenience translation into US$ (exchange rate as at December 31, 2025: euro 1 = US$ 1.174)

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income (cont’d)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2025	2024	2025	2024	2025	2025
	Unaudited		Unaudited	Audited	Unaudited
	€ in thousands (except per share data)				Convenience Translation into US$*
Basic profit (loss) per share	(0.95)	(0.81)	(0.14)	(0.51)	(1.12)	(0.16)
Diluted profit (loss) per share	(0.95)	(0.81)	(0.14)	(0.51)	(1.12)	(0.16)

Basic profit (loss) per share continuing operations	(0.95)	(0.82)	(0.14)	(0.52)	(1.12)	(0.16)
Diluted profit (loss) per share continuing operations	(0.95)	(0.82)	(0.14)	(0.52)	(1.12)	(0.16)

Basic profit (loss) per share discontinued operation	-	-	-	0.01	-	-
Diluted profit (loss) per share discontinued operation	-	-	-	0.01	-	-

*	Convenience translation into US$ (exchange rate as at December 31, 2025: euro 1 = US$ 1.174)

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

			Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2025 (unaudited):
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Loss for the period	-	-	(1,772)	-	-	-	-	(1,772)	(4,248)	(6,020)
Other comprehensive income (loss) for the period	-	-	-	-	2,489	(153)	-	2,336	(7)	2,329
Total comprehensive income (loss) for the period	-	-	(1,772)	-	2,489	(153)	-	564	(4,255)	(3,691)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	9,060	9,060	16,997	26,057
Options exercise	7	17	-	-	-	-	-	24	-	24
Issuance of ordinary shares	2,382	10,281	-	-	-	-	-	12,663	-	12,663
Issuance of capital note to non-controlling interest	-	-	-	-	-	-	-	-	1,147	1,147
Share-based payments	-	16	-	-	-	-	-	16	-	16
Balance as at December 31, 2025	28,002	96,585	(13,333)	(1,736)	10,935	5,739	14,757	140,949	24,552	165,501

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the three months ended
December 31, 2025 (unaudited):
Balance as at September 30, 2025	27,998	96,568	(1,122)	(1,736)	2,226	4,538	14,757	143,229	25,864	169,093
Loss for the period	-	-	(12,211)	-	-	-	-	(12,211)	(2,303)	(14,514)
Other comprehensive income (loss) for the period	-	-	-	-	8,709	1,201	-	9,910	991	10,901
Total comprehensive income (loss) for the period	-	-	(12,211)	-	8,709	1,201	-	(2,301)	(1,312)	(3,613)
Transactions with owners of the Company, recognized directly in equity:
Options exercise	4	12	-	-	-	-	-	16	-	16
Share-based payments	-	5	-	-	-	-	-	5	-	5
Balance as at December 31, 2025	28,002	96,585	(13,333)	(1,736)	10,935	5,739	14,757	140,949	24,552	165,501

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended December 31, 2024 (audited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Profit (loss) for the year	-	-	(6,524)	-	-	-	-	(6,524)	(2,482)	(9,006)
Other comprehensive loss for the year	-	-	-	-	8,061	1,978	-	10,039	3,041	13,080
Total comprehensive loss for the year	-	-	(6,524)	-	8,061	1,978	-	3,515	559	4,074
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	112	-	-	-	-	-	112	-	112
Balance as at December 31, 2024	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285

For the three months
ended December 31, 2024 (unaudited):
Balance as at September 30, 2024	25,613	86,250	(1,132)	(1,736)	(4,377)	7,361	5,697	117,676	12,627	130,303
Profit (loss) for the period	-	-	(10,429)	-	-	-	-	(10,429)	(1,096)	(11,525)
Other comprehensive income (loss) for the period	-	-	-	-	12,823	(1,469)	-	11,354	(868)	10,486
Total comprehensive income (loss) for the period	-	-	(10,429)	-	12,823	(1,469)	-	925	(1,964)	(1,039)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	21	-	-	-	-	-	21	-	21
Balance as at December 31, 2024	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at December 31, 2025: euro 1 = US$ 1.174)
For the year ended December 31, 2025 (unaudited):
Balance as at January 1, 2025	30,073	101,294	(13,574)	(2,038)	9,918	6,919	6,689	139,281	12,518	151,799
Loss for the period	-	-	(2,081)	-	-	-	-	(2,081)	(4,986)	(7,067)
Other comprehensive income (loss) for the period	-	-	-	-	2,922	(180)	-	2,742	(9)	2,733
Total comprehensive income (loss) for the period	-	-	(2,081)	-	2,922	(180)	-	661	(4,995)	(4,334)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	10,638	10,638	19,957	30,595
Options exercise	8	20	-	-	-	-	-	28	-	28
Issuance of ordinary shares	2,797	12,071	-	-	-	-	-	14,868	-	14,868
Issuance of capital note to non-controlling interest	-	-	-	-	-	-	-	-	1,347	1,347
Share-based payments	-	19	-	-	-	-	-	19	-	19
Balance as at December 31, 2025	32,878	113,404	(15,655)	(2,038)	12,840	6,739	17,327	165,495	28,827	194,322

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at December 31, 2025: euro 1 = US$ 1.174)
For the three months ended
Ended December 31, 2025 (unaudited):
Balance as at September 30, 2025	32,873	113,384	(1,318)	(2,038)	2,614	5,329	17,327	168,171	30,365	198,536
Profit (loss) for the period	-	-	(14,337)	-	-	-	-	(14,337)	(2,702)	(17,039)
Other comprehensive income (loss) for the period	-	-	-	-	10,226	1,410	-	11,636	1,164	12,800
Total comprehensive income (loss) for the period	-	-	(14,337)	-	10,226	1,410	-	(2,701)	(1,538)	(4,239)
Transactions with owners of the Company, recognized directly in equity:
Options exercise	5	14	-	-	-	-	-	19	-	19
Share-based payments	-	6	-	-	-	-	-	6	-	6
Balance as at December 31, 2025	32,878	113,404	(15,655)	(2,038)	12,840	6,739	17,327	165,495	28,827	194,322

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flow

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For year ended December 31,
	2025	2024	2025	2024	2025	2025
	Unaudited		Unaudited	Audited	Unaudited
	€ in thousands				Convenience Translation into US$*
Cash flows from operating activities
Loss for the period	(14,514)	(11,525)	(6,020)	(9,006)	(17,039)	(7,067)
Adjustments for:
Financing expenses, net	18,665	16,887	27,359	19,247	21,914	32,121
Loss from settlement of derivatives contract	-	266	424	316	-	498
Impairment losses on assets of disposal groups classified as held-for-sale	-	-	-	405	-	-
Depreciation and amortization	3,631	3,545	16,481	15,935	4,263	19,351
Share-based payment transactions	5	21	16	112	6	19
Share of profits of equity accounted investees	81	(5,767)	(16,933)	(11,062)	95	(19,878)
Change in trade receivables and other receivables	(419)	(5,606)	5,883	(8,824)	(492)	6,907
Change in other assets	(827)	2,894	(1,360)	3,770	(971)	(1,597)
Change in receivables from concessions project	-	-	-	793	-	-
Change in trade payables	(1,627)	48	550	(31)	(1,910)	646
Change in other payables	(806)	4,748	(4,323)	4,455	(946)	(5,076)
Tax benefit	(2,608)	(1,352)	(4,398)	(1,429)	(3,062)	(5,164)
Income taxes refund (paid)	(563)	277	(583)	623	(661)	(685)
Interest received	362	605	2,160	2,537	425	2,536
Interest paid	(8,123)	(2,618)	(17,470)	(9,873)	(9,538)	(20,512)
	7,771	13,948	7,806	16,974	9,123	9,166
Net cash generated from (used in) operating activities	(6,743)	2,423	1,786	7,968	(7,916)	2,099

Cash flows from investing activities
Acquisition of fixed assets	(38,792)	(22,894)	(97,828)	(72,922)	(45,547)	(114,864)
Interest paid capitalized to fixed assets	(154)	(887)	(4,052)	(2,515)	(181)	(4,758)
Proceeds from sale of investments	-	-	-	9,267	-	-
Advances paid (received) on account of investments	-	-	547	(163)	-	642
Proceeds from advances on account of investments	-	514	-	514	-	-
Investment in settlement of derivatives, net	-	(540)	-	(316)	-	-
Proceeds from restricted cash, net	220	532	1,584	689	258	1,860
Proceeds from short term deposit	-	2,408	-	1,004	-	-
Net cash used in investing activities	(38,726)	(20,867)	(99,749)	(64,442)	(45,470)	(117,120)

Cash flows from financing activities
Issuance of warrants	-	-	475	2,449	-	558
Cost associated with long-term loans	(2,073)	(556)	(4,575)	(2,567)	(2,434)	(5,372)
Proceeds from option exercise	16	-	24	-	19	28
Proceeds from private placement of shares	-	-	12,663	-	-	14,868
Sale of shares in subsidiaries to non-controlling interests	18,392	-	51,458	-	21,595	60,419
Payment of principal of lease liabilities	(170)	(2,276)	(901)	(2,941)	(200)	(1,058)
Proceeds from long-term loans	32,653	175	51,681	19,482	38,339	60,681
Repayment of long-term loans	(5,274)	(4,668)	(35,414)	(11,776)	(6,192)	(41,581)
Repayment of Debentures	-	-	(35,691)	(35,845)	-	(41,906)
Proceeds from the sale of tax credits	-	-	10,160	-	-	11,929
Proceeds from issuance of Debentures, net	34,452	15,117	91,181	74,159	40,451	107,059
Net cash generated from financing activities	77,996	7,792	141,061	42,961	91,578	165,625

Effect of exchange rate fluctuations on cash and cash equivalents	5,799	3,330	3,382	3,092	6,808	3,970
Increase (decrease) in cash and cash equivalents	38,326	(7,322)	46,480	(10,421)	45,000	54,574
Cash and cash equivalents at the beginning of the period	49,288	48,456	41,134	51,127	57,871	48,297
Cash from (used in) disposal groups classified as held-for-sale	-	-	-	428	-	-
Cash and cash equivalents at the end of the period	87,614	41,134	87,614	41,134	102,871	102,871

*	Convenience translation into US$ (exchange rate as at December 31, 2025: euro 1 = US$ 1.174)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments (Unaudited)

	Italy	Spain			USA	Netherlands	Israel		Total
		Subsidized	28 MV						reportable		Total
	Solar	Plants	Solar	Talasol	Solar	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2025
	€ in thousands

Revenues	4,998	3,127	1,462	17,364	857	15,019	64,019	-	106,846	(64,019)	42,827
Operating expenses	(541)	(537)	(598)	(4,765)	(190)	(12,777)	(48,448)	-	(67,855)	48,448	(19,408)
Depreciation expenses	(1,286)	(921)	(1,010)	(11,383)	(755)	(1,044)	(5,403)	-	(21,802)	5,321	(16,481)
Gross profit (loss)	3,171	1,669	(146)	1,216	(88)	1,198	10,168	-	17,189	(10,250)	6,938

Project development costs											(4,159)
General and administrative expenses											(6,368)
Share of profit of equity accounted investee											16,930
Other income, net											3,599
Operating profit											16,940
Financing income											2,876
Financing income in connection
with derivatives and warrants, net											(3,917)
Financing expenses in connection with projects finance											(6,612)
Financing expenses in connection with debentures											(8,316)
Interest expenses on minority shareholder loan											(2,047)
Other financing expenses											(9,342)
Financing expenses, net											(27,358)
Loss before taxes on income											(10,418)

Segment assets as at December 31, 2025	179,382	12,760	18,185	210,494	74,322	32,019	107,260	201,062	835,484	10,089	845,573

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Loss to EBITDA (Unaudited)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2025	2024	2025	2024	2025	2025
	€ in thousands				Convenience Translation into US$ in thousands*
Loss for the period	(14,514)	(11,525)	(6,020)	(9,006)	(17,039)	(7,067)
Financing expenses, net	18,665	16,887	27,358	19,651	21,914	32,121
Tax benefit	(2,608)	(1,352)	(4,398)	(1,424)	(3,062)	(5,164)
Depreciation and amortization	3,631	3,545	16,481	15,887	4,263	19,351
EBITDA	5,174	7,555	33,421	25,108	6,076	39,241

*	Convenience translation into US$ (exchange rate as at December 31, 2025: euro 1 = US$ 1.174)

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series D, Series E, Series F and Series G Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 30, 2025, and below.

Net Financial Debt

As of December 31, 2025, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €169.3 million (consisting of approximately €356.92 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €2573 million in connection with (i) the Series D Convertible Debentures issuance (in February 2021), (ii) the Series E Secured Debentures issuance (in February 2023), (iii) the Series F Debentures issuance (in January, April, August and November 2024) and (iv) the Series G Debentures issuance (in February and December 2025)), net of approximately €87.6 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €356.94 million of project finance and related hedging transactions of the Company’s subsidiaries).

[2]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €5.1 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

[3]	The amount of the debentures provided above includes an amount of approximately €5.7 million associated costs, which was capitalized and discount or premium and therefore offset from the debentures amount that is recorded in the Company’s balance sheet. This amount also includes the accrued interest as at December 31, 2025 in the amount of approximately €2.1 million.

[4]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of December 31, 2025, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €155.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 52.1%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA5 was 5.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended December 31, 2025:

For the four-quarter period ended December 31, 2025
Unaudited
€ in thousands
Profit for the period	(6,020)
Financing expenses, net	27,358
Taxes on income	(4,398)
Depreciation and amortization expenses	16,481
Share-based payments	16
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[6]	218
Adjusted EBITDA as defined the Series D Deed of Trust	33,655

[5]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[6]	The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding December 31, 2025.

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of December 31, 2025, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €155.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 52.1%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 5.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended December 31, 2025:

For the four-quarter period ended December 31, 2025
Unaudited
€ in thousands
Profit for the period	(6,020)
Financing expenses, net	27,358
Taxes on income	(4,398)
Depreciation and amortization expenses	16,481
Share-based payments	16
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	218
Adjusted EBITDA as defined the Series E Deed of Trust	33,655

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), if any, which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of December 31, 2025, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €59.4 million (approximately NIS 222.5 million based on the exchange rate as of such date).

[7]	The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[8]	The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding December 31, 2025.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of December 31, 2025, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €154.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 52.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 5.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended December 31, 2025:

For the four-quarter period ended December 31, 2025
Unaudited
€ in thousands
Profit for the period	(6,020)
Financing expenses, net	27,358
Taxes on income	(4,398)
Depreciation and amortization expenses	16,481
Share-based payments	16
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	218
Adjusted EBITDA as defined the Series F Deed of Trust	33,655

[9]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[10]	The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding December 31, 2025.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series G Debenture Holders

The Deed of Trust governing the Company’s Series G Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series G Deed of Trust is a cause for immediate repayment. As of December 31, 2025, the Company was in compliance with the financial covenants set forth in the Series G Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series G Deed of Trust) was approximately €154.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 52.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA11 was 5.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series G Deed of Trust) for the four-quarter period ended December 31, 2025:

For the four-quarter period ended December 31, 2025
Unaudited
€ in thousands
Profit for the period	(6,020)
Financing expenses, net	27,358
Taxes on income	(4,398)
Depreciation and amortization expenses	16,481
Share-based payments	16
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[12]	218
Adjusted EBITDA as defined the Series G Deed of Trust	33,655

[11]	The term “Adjusted EBITDA” is defined in the Series G Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series G Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series G Deed of Trust). The Series G Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series G Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[12]	The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding December 31, 2025.